SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 1 OF 9 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Dwango North America Corp.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    267405108
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 2 OF 9 PAGES

 ---------------------------------------------------------------------------

      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            (ENTITIES ONLY)

                        Alexandra Global Master Fund Ltd.
                        (No I.R.S. ID Number)

------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

---------------------------------------------------------------------------
      3     SEC USE ONLY

---------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                        British Virgin Islands

---------------------------------------------------------------------------
      NUMBER OF               5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                            -0-
      OWNED BY             ----------------------------------------------------
       EACH                   6     SHARED VOTING POWER
     REPORTING
      PERSON                        816,844 shares of Common Stock (See Item 4)
       WITH:               ----------------------------------------------------

                              7     SOLE DISPOSITIVE POWER

                                          -0-
                           ----------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

---------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
---------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
---------------------------------------------------------------------------




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SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 3 OF 9 PAGES

---------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Alexandra Investment Management, LLC
                  13-4092583
---------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

---------------------------------------------------------------------------
      3     SEC USE ONLY

---------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

---------------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY        -----------------------------------------------------
        EACH            6     SHARED VOTING POWER
      REPORTING
      PERSON                  816,844 shares of Common Stock (See Item 4)
       WITH:          -----------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                                     -0-
                      -----------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
---------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
---------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
---------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 4 OF 9 PAGES

---------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Mikhail A. Filimonov

---------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

---------------------------------------------------------------------------
      3     SEC USE ONLY
---------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
---------------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
       SHARES

    BENEFICIALLY                     -0-
      OWNED BY         -----------------------------------------------------
        EACH            6     SHARED VOTING POWER
      REPORTING
       PERSON                 816,844 shares of Common Stock (See Item 4)
        WITH:          -----------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                                     -0-
                       -----------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  816,844 shares of Common Stock (See Item 4)
---------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

---------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9% (See Item 4)
---------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
---------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 5 OF 9 PAGES

-----------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Dimitri Sogoloff
-----------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

-----------------------------------------------------------------------------
      3     SEC USE ONLY
-----------------------------------------------------------------------------
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
-----------------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------
        EACH            6     SHARED VOTING POWER
      REPORTING
       PERSON                 816,844 shares of Common Stock (See Item 4) WITH:
        WITH:          ------------------------------------------------------

                        7     SOLE DISPOSITIVE POWER

                                     -0-
                       ------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              816,844 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  816,844 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

-----------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9% (See Item 4)
-----------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
-----------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 6 OF 9 PAGES

Item 1(a).   Name of Issuer:

             Dwango North America Corp. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             5847 San Felipe Street
             Houston, Texas 77057

Item 2(a).   Names of Persons Filing:

             Alexandra Global Master Fund Ltd. ("Alexandra")
             Alexandra Investment Management, LLC ("Management")
             Mikhail A. Filimonov ("Filimonov")
             Dimitri Sogoloff ("Sogoloff")

Item 2(b).   Address of Principal Business Office:

             Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
             Management - 767 Third Avenue, 39th Floor, New York,
             New York 10017
             Filimonov - 767 Third Avenue, 39th Floor, New York,
             New York 10017
             Sogoloff - 767 Third Avenue, 39th Floor, New York,
             New York 10017

Item 2(c).   Place of Organization or Citizenship:

             Alexandra - British Virgin Islands
             Management - Delaware
             Filimonov - U.S.
             Sogoloff - U.S.

Item 2(d).   Title of Class of Securities:

             Common Stock, $0.001 par value per share of the Issuer (the "Common Stock")

Item 2(e).   CUSIP Number: 267405108

Item 3.      This Schedule is filed pursuant to Rule 13d-1(c) by
             Alexandra, Management, Filimonov and Sogoloff

Item 4.      Ownership:

             (a)   Amount Beneficially Owned:
                   Alexandra: 816,844 shares*
                   Management: 816,844 shares*
                   Filimonov: 816,844 shares*
                   Sogoloff: 816,844 shares*

             (b)   Percent of Class:
                   Alexandra: 9.9%*
                   Management: 9.9%*
                   Filimonov: 9.9%*
                   Sogoloff: 9.9%*



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SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 7 OF 9 PAGES

                        (Based on 8,250,955 shares of Common Stock outstanding, as of December 31, 2004, as stated by the Issuer to Alexandra)

(c)   Number of Shares as to which the Person has:

                        (i)   sole power to vote or to direct
                              the vote
                                       -0-

                        (ii)  shared power to vote or to direct the vote:

                              816,844 shares of Common Stock*

                        (iii) sole power to dispose or to direct the
                              disposition of

                                       -0-

                        (iv) shared power to dispose or to direct the disposition of

                              816,844 shares of Common Stock*

*The shares of Common Stock reported as beneficially owned by Alexandra include 790,900 shares of Common Stock that are outstanding. Certain of the shares of Common Stock reported as beneficially owned by Alexandra are shares of Common Stock which Alexandra has the right to acquire upon conversion of 9% Senior Convertible Notes Due 2007 of the Issuer (the "Notes"), upon conversion of shares of Series A Convertible Preferred Stock, $.001 par value, of the Issuer (the "Series A Preferred"), upon conversion of shares of Series D Convertible Preferred Stock, $.001 par value, of the Issuer (the "Series D Preferred") and upon exercise of warrants (the "Warrants") to purchase shares of Common Stock. The Notes, the Series A Preferred, the Series D Preferred and the Warrants contain limitations on the conversion or exercise thereof which make the Notes, the Series A Preferred, the Series D Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% of the Common Stock. The amount reported as beneficially owned is based on such limitations. In the absence of such limitations the number of shares of Common Stock which Alexandra would have the right to acquire upon conversion of the Notes would be 4,301,075 shares, the number of shares of Common Stock that Alexandra would have the right to acquire upon conversion of the Series A Preferred would be 1,344,086 shares, the number of shares of Common Stock that Alexandra would have the right to acquire upon conversion of Series D Preferred would be 2,288,214 shares and the number of shares of Common Stock which Alexandra would have the right to acquire upon exercise of the Warrants would be 4,181,088 shares.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as the President, a Managing Member and the Chief Information Officer of Management.



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SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 8 OF 9 PAGES

By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person:

          Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
          Holding Company:

          Not applicable

Item 8.   Identification and Classification of Members of the Group:

          Not applicable

Item 9.   Notice of Dissolution of Group:

          Not applicable

Item 10.  Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of January 20, 2004 by and among Alexandra, Management, Filimonov and Sogoloff (incorporated herein by reference to the exhibit with the same number filed with Schedule 13G by the persons reporting on this Amendment No. 1).

SCHEDULE 13G
CUSIP NO. 267405108                                            PAGE 9 OF 9 PAGES

                                    SIGNATURE

      By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2005   ALEXANDRA GLOBAL MASTER FUND LTD.

                          By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                              Investment Advisor

                              By: /s/ Mikhail A. Filimonov
                              ----------------------------
                              Mikhail A. Filimonov
                              Title: Managing Member

                          ALEXANDRA INVESTMENT MANAGEMENT, LLC

                          By: /s/ Mikhail A. Filimonov
                          ----------------------------
                          Mikhail A. Filimonov
                          Title: Managing Member

                          /s/ Mikhail A. Filimonov
                          ----------------------------
                          Mikhail A. Filimonov

                          /s/ Dimitri Sogoloff
                          ----------------------------
                          Dimitri Sogoloff